UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DELTA PETROLEUM CORPORATION

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

KIRK KERKORIAN

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

247907207

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Glaser, Weil, Fink,

Jacobs, & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration Number:	Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

For Immediate Release

Tracinda Announces It Will Not Proceed With Tender Offer For

Delta Petroleum Shares

Los Angeles – November 6, 2008 – Tracinda Corporation announced today that it has determined not to proceed with its previously announced tender offer for 14 million shares of Delta Petroleum Corporation (NASDAQ: DPTR) common stock. Tracinda cited the steep decline in the price of the Delta shares and the continued uncertainty in the capital and stock markets as factors contributing to its decision. Since Tracinda announced its intent to make a tender offer on October 31, 2008, Delta’s shares have declined from $9.11 (the closing price on the date before Tracinda’s announcement) to $6.66, or approximately 26.9%. Tracinda remains Delta’s largest shareholder with an approximate 35% stake and continues to believe strongly in Delta’s fundamental business model, its management team and its overall position in the industry.

# # #

Contact:

Abernathy MacGregor Group

Winnie Lerner / Tom Johnson 212-371-5999